Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2024 of Nouveau Monde Graphite Inc. of our report dated March 31, 2025, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to reference to us under the heading Interests of Experts in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

March 31, 2025

Montréal, Canada

PricewaterhouseCoopers LLP

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502, ca_montreal_main_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.